Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders:

Alterra Capital Holdings Limited

We consent to the incorporation by reference in the Registration Statement on Form S-3 of our audit reports dated February 16, 2010, with respect to the consolidated balance sheets of Alterra Capital Holdings Limited (formerly known as Max Capital Group Ltd.) as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009,and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2009 incorporated herein by reference and to our firm under the heading “Experts” in the prospectus.

/s/ KPMG

Hamilton, Bermuda

May 21, 2010